

May 4, 2015

G. Cotter Cunningham
President and Chief Executive Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

> **Re: RetailMeNot, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated April 24, 2015**
> **File No. 1-36005**

Dear Mr. Cunningham:

We have reviewed your April 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2015 letter.

Item 6. Selected Financial Data

Monthly Mobile Unique Visitors, page 53

1. We note your response to comment 2. Since you will report the metric on a quarterly basis, please revise the title accordingly. In addition, expand your disclosure on page 53 to explain in more detail how you view such metric as "a key indicator of our brand awareness among consumers and usage of [y]our mobile solutions." We note in your response to comment 4 that the metric is an indicator of "consumer engagement in the rapidly growing mobile space" and your response to comment 5 appears to indicate that consumer engagement does not necessarily result in revenues.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. We note your increasing strategic focus and efforts to enhance mobile monetization. We further note your response to comment 3. Please tell us in greater detail what consideration you gave to aligning desktop and tablet online revenues into one category, notwithstanding user experience. Please also tell us why tablet monetization is more closely aligned with desktops than with smart phones and other mobile devices.

3. We note from your fourth quarter earnings call on February 10, 2015 that you intend to present three new distinct lines of revenue. Please tell us whether you intend to introduce any new operating metrics and if you intend to adjust current operating metrics in connection with your intended revenue breakout. If not, please tell us whether you intend to reconcile your operating metrics, which appear to aggregate mobile devices and tablets, with two of your new revenue categories, (1) desktop and tablet online revenues, and (2) mobile online revenues, which excludes tablets. In doing so, tell us how you intend to explain the relationship, trends and growth between user engagement and different revenues streams.

4. We note your response to comment 5. Please tell us and expand future disclosure in this section to quantify these types of transitional revenue challenges. We refer you to your fourth quarter earnings call, where management discussed certain mobile attribution failures, or, "leakage." Please quantify this trend and discuss its effects on your business, as such quantification and discussion can promote understanding of the company through the eyes of management. Refer to Section III.B.3 of SEC Release No. 33-8350.

    You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Louis J. Agnese, III
     RetailMeNot, Inc.

     Samer M. Zabaneh
     DLA Piper